Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	September 30, 2012	December 31, 2011

Assets
Current
Accounts receivable		$447	$486
Other		152	104
Deferred funding assets	3	156	236
Risk management	8	82	39

		837	865

Non-current
Deferred funding assets	3	303	360
Exploration and evaluation assets	4	618	418
Property, plant and equipment	5	12,026	11,893
Goodwill		2,020	2,020
Risk management	8	34	28

		15,001	14,719

Total assets		$15,838	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$754	$1,117
Dividends payable		129	127
Risk management	8	19	114

		902	1,358
Non-current
Long-term debt	6	3,935	3,219
Decommissioning liability	7	570	607
Risk management	8	43	46
Deferred tax liability	9	1,365	1,287

		6,815	6,517

Shareholders’ equity
Shareholders’ capital	10	8,950	8,840
Other reserves		99	95
Retained earnings (deficit)		(26)	132

		9,023	9,067

Total liabilities and shareholders’ equity		$15,838	$15,584

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 8, 10 and 13)

PENN WEST EXPLORATION THIRD QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 1

Penn West Petroleum Ltd.

Consolidated Statements of Income

		Three months ended September 30		Nine months ended September 30
(CAD millions, except per share amounts, unaudited)	Note	2012	2011	2012	2011

Oil and natural gas sales		$785	$866	$2,444	$2,675
Royalties		(143)	(161)	(451)	(482)

		642	705	1,993	2,193

Risk management gain (loss)
Realized		55	(5)	40	(50)
Unrealized	8	(154)	249	146	261

		543	949	2,179	2,404

Expenses
Operating		248	260	776	765
Transportation		7	7	22	22
General and administrative		43	38	126	112
Share-based compensation	11	15	(66)	2	16
Depletion and depreciation	5	309	292	927	850
Gain on dispositions		(10)	—	(105)	(151)
Exploration and evaluation	4	1	1	2	5
Unrealized risk management (gain) loss	8	22	11	(1)	(2)
Unrealized foreign exchange (gain) loss		(58)	136	(54)	91
Financing	6	51	47	147	142
Accretion	7	11	11	32	33

		639	737	1,874	1,883

Income (loss) before taxes		(96)	212	305	521

Deferred tax expense (recovery)	9	(29)	74	78	(179)

Net and comprehensive income (loss)		$(67)	$138	$227	$700

Net income (loss) per share
Basic		$(0.14)	$0.29	$0.48	$1.50
Diluted		$(0.14)	$0.29	$0.48	$1.50
Weighted average shares outstanding (millions)
Basic	10	476.5	469.2	474.5	465.9
Diluted	10	476.6	469.4	474.6	466.1

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION THIRD QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

		Three months ended September 30		Nine months ended September 30
(CAD millions, unaudited)	Note	2012	2011	2012	2011

Operating activities
Net income (loss)		$(67)	$138	$227	$700
Depletion and depreciation	5	309	292	927	850
Gain on dispositions		(10)	—	(105)	(151)
Exploration and evaluation	4	1	1	2	5
Accretion	7	11	11	32	33
Deferred tax expense (recovery)	9	(29)	74	78	(179)
Share-based compensation	11	11	(66)	(7)	14
Unrealized risk management loss (gain)	8	176	(238)	(147)	(263)
Unrealized foreign exchange loss (gain)		(58)	136	(54)	91
Decommissioning expenditures		(21)	(17)	(60)	(45)
Change in non-cash working capital		(85)	97	(141)	(132)

		238	428	752	923

Investing activities
Capital expenditures		(415)	(475)	(1,404)	(1,252)
Property dispositions (acquisitions), net		10	(6)	351	89
Change in non-cash working capital		(37)	191	(176)	57

		(442)	(290)	(1,229)	(1,106)

Financing activities
Increase (decrease) in bank loan		302	(44)	771	245
Proceeds from issuance of notes		—	—	—	75
Repayment of acquired credit facilities		—	—	—	(39)
Issue of equity		—	1	3	160
Dividends paid		(98)	(95)	(297)	(227)
Settlement of convertible debentures		—	—	—	(31)

		204	(138)	477	183

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION THIRD QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings (Deficit)	Total

Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	227	227
Share-based compensation	11	—	25	—	25
Issued on exercise of options and share rights	10	24	(21)	—	3
Issued to dividend reinvestment plan	10	86	—	—	86
Dividends declared	10	—	—	(385)	(385)

Balance at September 30, 2012		$8,950	$99	$(26)	$9,023

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings (Deficit)	Total

Balance at January 1, 2011		$9,170	$—	$(610)	$8,560
Elimination of deficit	10	(610)	—	610	—
Net and comprehensive income		—	—	700	700
Implementation of Option Plan and CSRIP	11	—	81	—	81
Share-based compensation	11	—	31	—	31
Issued on exercise of options and share rights	10	182	(22)	—	160
Issued to dividend reinvestment plan	10	66	—	—	66
Dividends declared	10	—	—	(379)	(379)

Balance at September 30, 2011		$8,808	$90	$321	$9,219

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION THIRD QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in the securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation operating under the trade name of Penn West Exploration.

2. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures that are required in the preparation of Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2011.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on November 1, 2012.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating costs from Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures from Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current. In the second quarter of 2012, Penn West reclassified expected funding of capital and operating costs in 2012 of $236 million as a current asset at December 31, 2011.

	September 30, 2012	December 31, 2011
Peace River Oil Partnership	$328	$421
Cordova Joint Venture	131	175

Total	$459	$596

Current portion	$156	$236
Long-term portion	303	360

Total	$459	$596

4. Exploration and evaluation (“E&E”) assets

	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$418	$128
Capital expenditures	112	229
Joint venture, carried capital	96	92
Expense	(2)	(15)
Transfers to property, plant and equipment	(6)	(14)
Net dispositions	—	(2)

Balance, end of period	$618	$418

5. Property, plant and equipment

Cost	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$20,235	$18,554
Capital expenditures	1,292	1,617
Joint venture, carried capital	17	15
Acquisitions	45	138
Dispositions	(497)	(375)
Transfers from E&E	6	14
Business combinations	—	286
Decommissioning dispositions, net	(9)	(14)

Balance, end of period	$21,089	$20,235

Accumulated depletion and depreciation	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$8,342	$7,336
Depletion and depreciation	927	1,168
Dispositions	(206)	(152)
Impairments	—	29
Impairment reversals	—	(39)

Balance, end of period	$9,063	$8,342

Net book value	September 30, 2012	December 31, 2011
Total	$12,026	$11,893

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 6

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		September 30, 2012	December 31, 2011
2007 Notes	US$475	2015 – 2022	5.80%		$467	$483
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		502	518
UK Notes	£57	2018	6.95	% (1)	90	90
2009 Notes	US$154, £20, €10, CAD$5 (2)	2014 – 2019	8.85	% (3)	201	208
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		296	303
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		227	233
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		133	136

Total senior unsecured notes					$1,916	$1,971
Credit facility advances					2,019	1,248

Total long-term debt					$3,935	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013 and extending over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Information on Penn West’s senior unsecured notes was as follows:

	September 30, 2012	December 31, 2011
Weighted average remaining life (years)	5.8	6.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

At September 30, 2012, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.1 billion (December 31, 2011 – $2.2 billion).

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility matures on June 30, 2016 and is extendible. The credit facility contains provisions for standby fees on unutilized credit lines and stamping fees on bankers’ acceptances and LIBOR loans that vary depending on certain consolidated financial ratios. At September 30, 2012, the Company had approximately $1.0 billion of unused credit capacity.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at September 30, 2012, 35 percent (December 31, 2011 – 19 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at September 30, 2012, the Company was in compliance with all of its financial covenants.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the third quarter of 2012, an expense of $3 million (2011 – $3 million) was incurred and for the first nine months of 2012, an expense of $7 million (2011 – $9 million) was recorded to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 7

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2011 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (December 31, 2011 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 35 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:

	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$607	$648
Net liabilities disposed (1)	(9)	(19)
Increase in liability due to change in estimate	—	12
Liabilities settled	(60)	(81)
Liabilities acquired	—	2
Accretion charges	32	45

Balance, end of period	$570	$607

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, deferred funding assets, current liabilities and long-term debt. Except for the senior unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	146	8
Electricity swaps	(29)	35
Interest rate swaps	10	(8)
Foreign exchange forwards	15	(4)
Cross currency swaps	5	2

Total fair value, end of period	$54	$(93)

Based on September 30, 2012 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $5 million and a $0.10 change in the price per mcf of natural gas would have changed pre-tax unrealized risk management by $1 million.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 8

The following table reconciles the changes in the fair value of financial instruments including the realized components (settled in cash) in the period:

Risk management asset (liability)	Nine months ended September 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Realized gain (loss) – commodity contracts	40	(63)
Unrealized gain – commodity contracts	106	71
Realized loss – other	(4)	(1)
Unrealized gain – other	5	26

Total fair value, end of period	$54	$(93)

Fair values are determined using observable market data compared to external counterparty information. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances. Penn West had the following financial instruments outstanding as at September 30, 2012:

	Notional volume	Remaining term	Pricing	Fair value (millions)

Crude oil
WTI Collars	60,000 bbls/d	Oct/12 – Dec/12	US$85.53 to $100.20/bbl	$(6)
WTI Collars	55,000 bbls/d	Jan/13 – Dec/13	US$91.55 to $104.42/bbl	68

Natural gas
AECO Forwards (1)	52,730 GJ/d	Oct/12 – Dec/12	$4.08/GJ	9
AECO Forwards (2)	79,100 GJ/d	Jan/13 – Dec/13	$3.09/GJ	(4)

Electricity swaps
Alberta Power Pool	45 MW	Oct/12 – Dec/12	$53.02/MWh	1
Alberta Power Pool	30 MW	Oct/12 – Dec/13	$54.60/MWh	1
Alberta Power Pool	20 MW	Jan/13 – Dec/13	$56.10/MWh	(1)
Alberta Power Pool	70 MW	Jan/14 – Dec/14	$58.50/MWh	(4)
Alberta Power Pool	10 MW	Jan/14 – Dec/15	$58.50/MWh	(2)
Alberta Power Pool	45 MW	Jan/15 – Dec/15	$58.28/MWh	(4)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	—

Interest rate swaps	$650	Oct/12 – Jan/14	2.65%	(12)

Foreign exchange contracts on revenues
12-month initial term	US$468	Oct/12 – Dec/12	1.022 CAD/USD	20

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	17

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(22)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$54

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.
(2)	The forward contracts total approximately 75,000 mcf per day with an average price of $3.25 per mcf.

A realized gain of $4 million (2011 – $6 million) on electricity contracts has been included in operating costs for the third quarter of 2012 and a realized gain of $3 million (2011 – $8 million) for the first nine months of 2012.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 9

Subsequent to September 30, 2012, Penn West entered into additional natural gas forward contracts on 50,000 mcf per day for 2013 production at $3.46 per mcf, 25,000 mcf per day for 2014 production at $3.85 per mcf and collars on 25,000 mcf per day for 2014 production from $3.25 to $4.35 per mcf.

Business Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks as discussed in Penn West’s annual audited consolidated financial statements.

9. Income taxes

On January 1, 2011, Penn West recorded a $304 million recovery related to a change in tax rates on conversion from an income trust to a corporation. On the conversion to a corporation, deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust. In addition, Penn West included a net tax recovery of $45 million related to amendments and exchanges under Penn West’s equity-based compensation plans that occurred on January 1, 2011.

10. Shareholders’ equity

i) Issued

Shareholders’ capital/ Unitholders’ capital	Common Shares/Trust Units	Amount
Balance, December 31, 2010	459,682,249	$9,170
Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	—	(610)
Issued on exercise of restricted options (1)	6,955,666	188
Issued to dividend reinvestment plan	4,734,815	92

Balance, December 31, 2011	471,372,730	$8,840

Issued on exercise of restricted options (1)	206,054	24
Issued to dividend reinvestment plan	5,344,359	86
Cancellations (2)	(122,878)	—

Balance, September 30, 2012	476,800,265	$8,950

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 9,544 shares issued from Treasury (2011 – 88,629) as a result of individuals settling their restricted rights in common shares.
(2)	Relates to shares cancelled on prior acquisitions under the Plan of Arrangement Sunset clause.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million as at December 31, 2010 was eliminated against share capital on January 1, 2011.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 10

ii) Earnings per share – Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding	Three months ended September 30		Nine months ended September 30
(millions of shares)	2012	2011	2012	2011
Weighted average
Basic	476.5	469.2	474.5	465.9
Dilutive impact	0.1	0.2	0.1	0.2

Diluted	476.6	469.4	474.6	466.1

For the third quarter of 2012, 27.7 million shares (2011 – 29.3 million) that would be issued under the Option Plan and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2011, 4.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

For the first nine months of 2012, 27.1 million shares (2011 – 28.6 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2011, 4.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the DRIP, Penn West paid dividends of $0.27 per share totalling $128 million in the third quarter of 2012 (2011 – $127 million) and $383 million for the first nine months of 2012 (2011 – $293 million). On October 15, 2012, Penn West paid its third quarter dividend of $0.27 per share totalling $129 million. On November 1, 2012, Penn West declared its fourth quarter dividend of $0.27 per share to be paid on January 15, 2013 to shareholders of record on December 31, 2012.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 11

11. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation.

The number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Nine months ended September 30, 2012		Year ended December 31, 2011
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	7,919,600	$25.73	—	$—
Granted	8,646,700	20.40	8,531,536	25.84
Forfeited	(859,795)	23.44	(611,936)	27.34

Outstanding, end of period	15,706,505	$22.92	7,919,600	$25.73

Exercisable, end of period	1,634,087	$26.84	—	$—

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Nine months ended September 30, 2012		Year ended December 31, 2011
Restricted options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$23.84	—	$—
Exchange of TURIP	—	—	27,586,712	23.84
Exercised	—	—	(6,188,414)	23.84
Forfeited	(5,381,423)	23.84	(4,288,105)	23.84

Outstanding, end of period	11,728,770	$23.84	17,110,193	$23.84

Exercisable, end of period	9,477,914	$23.84	10,171,239	$23.84

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 12

	Nine months ended September 30, 2012		Year ended December 31, 2011
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$15.15	—	$—
Exchange of TURIP	—	—	27,586,712	16.11
Exercised (1)	(4,588,604)	15.11	(9,061,792)	15.13
Forfeited	(792,819)	18.94	(1,414,727)	16.45

Outstanding, end of period (1)	11,728,770	$13.72	17,110,193	$15.15

Exercisable, end of period	9,477,914	$12.70	10,171,239	$15.10

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant, respectively. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder. Subsequent to January 1, 2011 only stock options are granted under the Option Plan.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At September 30, 2012, the fair value was $30 million (December 31, 2011 – $84 million).

	Nine months ended September 30, 2012		Year ended December 31, 2011
Share rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	2,549,112	$23.13	—	$—
Exchange of TURIP	—	—	3,778,766	22.46
Exercised	(196,510)	14.08	(678,623)	15.15
Forfeited	(1,891,072)	24.86	(551,031)	22.21

Outstanding, end of period (1)	461,530	$15.41	2,549,112	$23.13

Exercisable, end of period	404,324	$15.27	2,325,725	$24.14

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

Share Rights vest between a three and five-year period and expire four to six years after the date of the grant, respectively. The exercise price for Share Rights is reduced for dividends paid in certain circumstances. No new Share Rights will be granted after January 1, 2011.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 13

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration which fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Nine months ended September 30, 2012	Year ended December 31, 2011
Outstanding, beginning of period	1,411,676	700,669
Granted	1,271,923	1,076,556
Vested and paid	(464,268)	(224,050)
Forfeited	(159,030)	(141,499)

Outstanding, end of period	2,060,301	1,411,676

The LTRIP obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At September 30, 2012, the LTRIP obligation was $15 million (December 31, 2011 – $16 million).

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP and DSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following.

	Three months ended September 30		Nine months ended September 30
(millions)	2012	2011	2012	2011
Options	$7	$5	$20	$13
Restricted Options	1	4	5	17
Restricted Rights	3	(75)	(32)	(80)
Share Rights	—	—	—	1
LTRIP	4	—	9	7
Expiry of TURIP at Jan. 1, 2011	—	—	—	(196)
Share Rights at Jan. 1, 2011	—	—	—	16
Restricted Options at Jan. 1, 2011	—	—	—	65
Restricted Rights liability at Jan. 1, 2011	—	—	—	173

Share-based compensation	$15	$(66)	$2	$16

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 14

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at September 30, 2012 was $13.99 (2011 – $15.55). On January 1, 2011, the TURIP liability was removed and a liability was recorded to reflect the Restricted Rights. Additionally, the fair values to reflect the initiation of the Restricted Options and the Shares Rights were recorded in other reserves.

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2012 under the Option Plan with the following fair value per option and weighted average assumptions:

	Nine months ended September 30
	2012	2011
Average fair value of options granted (per share)	$2.48	$6.54
Expected life of options (years)	4.0	4.0
Expected volatility (average)	32.4%	29.1%
Risk-free rate of return (average)	1.3%	2.1%
Dividend yield	7.1%	5.3%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

13. Subsequent event

In October, 2012, Penn West announced that it has agreements in principle to dispose of approximately $1.3 billion of our non-core properties, with combined production of approximately 12,000 barrels of oil equivalent per day. Penn West plans to use the proceeds of the dispositions to repay a portion of advances under its credit facilities. Subject to customary regulatory and other closing conditions, Penn West anticipates these dispositions will close prior to December 31, 2012.

PENN WEST EXPLORATION THIRD QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS 15